Exhibit 4.22

THE SYMBOL “[****]” DENOTES PLACES WHERE PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

Clinical Trials Global Master Services Agreement

THIS CLINICAL TRIALS GLOBAL MASTER SERVICES AGREEMENT (“the Agreement”) is made effective as of the date of the last signature by the parties’ authorized representatives (the “Effective Date”) by and between Quest Diagnostics Clinical Laboratories, Inc. (“Quest Diagnostics”), with a principal office located at 1201 South Collegeville Road, Collegeville, PA  19426-2998 USA and RedHill Biopharma, Ltd., with a principal office located at 21 Haarba’a St., Tel-Aviv 64739, Israel (“Client”).  Quest Diagnostics and Client shall each herein be referred to as a “Party” and together as the “Parties”.

Background

Quest Diagnostics provides central laboratory testing and related services (“Services”) on a global basis to pharmaceutical, bio-technology, and other companies involved in pharmaceutical and medical research and product development.  Client wishes to engage Quest Diagnostics to perform Services, and both parties wish to set forth their respective rights, duties, and obligations in connection therewith.

1.           SERVICES

1.1           Provision of Services.  Quest Diagnostics shall provide Services in accordance with this Agreement and more specifically, on a project-by-project basis (each a “Study”) in the form of a Master Agreement Work Order(s) (“Work Order(s)”), an example of which is attached hereto as Exhibit A.  Each Work Order will contain a Global Central Laboratory Worksheet (“CLW”), which describes the nature, scope and timelines for Services being specifically performed for a Study.

1.1.1           Project Manager.  Quest Diagnostics will assign a Project Manager to interact on a regular basis with Client, coordinating and monitoring the Services provided by Quest Diagnostics for a Study.  Client is responsible for ensuring that all updated versions of the Study protocol or any Study protocol amendments are sent to the Quest Diagnostics Project Manager.

1.2           Affiliates/Referral Laboratories/Subcontractors

1.2.1           Affiliates. “Affiliate” shall mean any entity that directly or indirectly controls, is controlled by or is under common control with a Party through the ownership of a majority of the outstanding voting securities or by contract.  For purposes of this provision, the term “control” shall mean the power to either direct or cause the direction of the management of the entity or, in Quest Diagnostics’ case, the management of the Services performed under this Agreement.  Notwithstanding anything in this Agreement to the contrary, Quest Diagnostics shall have the right to provide Services hereunder through its Affiliates without prior approval of Client.  Quest Diagnostics shall remain fully responsible to Client for the performance of such Services. The Parties agree and acknowledge that their respective Affiliates may execute Work Orders under this Agreement.  In that event, such Affiliate(s) shall be bound by the terms and conditions of the Agreement and the applicable Work Order and shall be entitled to all of the rights and protections afforded under this Agreement as if they were an original Party to the Agreement.  The Parties’ Affiliates entering into such Work Orders shall remain responsible for the obligations set forth in any such Work Orders or the Agreement as it relates to the Services or obligations performed under the executed Work Orders by the named Affiliates.

Clinical Trials Global Master Service Agreement

1.2.2
Referral Laboratories.  Upon the prior approval of Client, Quest Diagnostics may also provide Services to Client through contractual arrangements with independent laboratories.  Quest Diagnostics shall remain fully responsible to Client for the performance of such Services.  Client will be invoiced for the fee charged by the referral laboratory and a referral service fee per specimen.  Any fee increases imposed by the referral laboratory will be passed through to Client.

1.2.3
Subcontractors.  To the extent that Quest Diagnostics engages a third party to provide non-testing services (including, but not limited to, transportation and kit building) under this Agreement, Client agrees that such information shall be contained in the Work Order.

1.3           Specimen Storage Limitations.  If requested by Client and agreed by Quest Diagnostics, Quest Diagnostics will hold specimens in storage at the conditions (temperature, etc.) agreed to between the parties for the time period defined by Client in the Study protocol or the CLW.  Quest Diagnostics cannot guarantee that the specimens or any specific analyte will remain stable and suitable for testing or that stability data will be available during or after that storage time period.  Client should review the stability characteristics of the specimen or analyte with Quest Diagnostics’ Scientific Affairs department prior to storage of the samples.  If the stability is unknown, the Client must define the specimen type, storage duration, and testing interval of the specimen or analyte.  Furthermore, in the event that Client’s Study is subject to the laws of the United Kingdom of Great Britain and Northern Ireland, Client represents and warrants to Quest Diagnostics that if Client requests Quest Diagnostics to store any tissue and other specimens covered by the Human Tissue Act 2004 (the “HTA”) for any time period beyond the completion of the Study or the period approved by the research ethics committee that reviewed and approved the Study, Client will comply and cause its clinical investigators to comply with any and all consent requirements set forth under the HTA and the applicable codes of practice (including the codes of practice on consent and research) issued by the Human Tissue Authority, including seeking and obtaining appropriate and valid consent from the subjects participating in the Study for such storage of their specimens by Quest Diagnostics.

1.4           Research-Use-Only Tests.  Client may, from time to time, request that Quest Diagnostics perform research-use-only tests (“RUO Tests”) that have not been cleared or approved by the United States Food and Drug Administration.  If Client requests Quest Diagnostics to perform RUO Tests, Client represents and warrants that the Client and all of Client’s investigators shall use the results from RUO Tests for research purposes only, and will not use any test results from RUO Tests for diagnostic or clinical purposes.

1.5           Testing/Services Performed by Other Parties. Quest Diagnostics shall have no responsibility for or liability in connection with (a) use of expired supplies by investigators, (b) incorrectly ordered and/or incompatible supplies issued at Client's direction, (c) testing or other services performed, at Client's or an investigator's request, by a third party other than Quest Diagnostics, its Affiliates or its Referral Laboratories, or (d) testing or procedures performed at any investigator site not pursuant to Quest Diagnostics’ instructions. Notwithstanding the foregoing, Quest Diagnostics shall be responsible for the shipment of testing kits/supplies sent at Client's direction.

1.6           Cancellation/Revision/Delay

Clinical Trials Global Master Service Agreement

1.6.1 Cancellation. If a Study is cancelled by Client after Quest Diagnostics has been authorized to initiate start-up Services and such Services have been initiated by Quest Diagnostics, Client agrees to reimburse Quest Diagnostics for (i) the project management, data management and logistics set-up fees specified in the Budget, (ii) any applicable fees for Services rendered in accordance with the Budget, including any specimen collection kits that have been prepared or distributed, and (iii) the purchase of any specialized testing reagents and/or supplies.
1.6.2           Revision. If a Study is revised at the request of Client after Study materials have been approved by Client, including but not limited to (i) requisition forms, (ii) investigator manuals, and (iii) specimen collection/transport supplies, Client agrees to pay Quest Diagnostics for Services rendered and costs incurred in the revision or replacement of previously-approved Study materials and supplies, and any costs associated with database changes resulting from Study revision.

1.6.3           Delay.  If Client delays the initiation or conduct of a Study, to the extent that specimen collection/transport supplies and/or specialized testing reagents expire, Client agrees to pay Quest Diagnostics for costs incurred to replace expired supplies and/or specialized testing reagents.

2.            COMPENSATION

2.1           Billing and Payment Terms.  Quest Diagnostics will bill Client for Services once per month.  Charges will be billed at the rates agreed to in the applicable Work Order, subject to any adjustments permitted under the Work Order or this Agreement.  Services requested by Client that are not included in the applicable Work Order shall be billed at Quest Diagnostics’ then-current general fee schedule, subject to any applicable discounts, unless otherwise agreed in writing by Client and Quest Diagnostics.  It is a material term of this Agreement that Client shall pay all undisputed amounts within thirty (30) days of the date of an invoice for Services.   In addition to any other remedies provided for under this Agreement, Quest Diagnostics reserves the right to charge a late fee of up to [****] on any undisputed amounts outstanding for more than 30 days from Client's receipt of an invoice for Services.

2.2           Upon written notice to Client of non-payment hereunder and failure of Client to cure such non-payment within thirty (30) business days from receipt of such notice, Quest Diagnostics, at its sole option, may suspend further performance of its duties and obligations under the related Work Order until all outstanding undisputed amounts from the related Work Order are fully paid.  Any suspension by Quest Diagnostics shall extend any deadlines for performance by Quest Diagnostics of its duties and obligations under the suspended Work Order for a time period equal to the number of days between the date of receipt of Quest Diagnostics’ notice of suspension and the date Quest Diagnostics receives full payment of all outstanding undisputed amounts related to the suspended Work Order.

2.3           Invoice and Payment Currency. Invoices shall be sent to the individuals/addresses listed herein or in the applicable Work Order and shall reflect the currency of the budget agreed in the Work Order.  Invoices shall be prepared and paid in US dollars according to the official exchange rate on the invoice date.  No changes to the invoice or payment currency shall be made through the term of the Study unless both parties agree in writing thirty (30) days in advance of the receipt of the invoice.

2.4           Payments:

Clinical Trials Global Master Service Agreement

2.4.1	Payments shall be made by wire transfer to Quest Diagnostics Clinical Laboratories, Inc., Tax ID Number [****]:

Bank Transfer/Wire Transfer information:
Send to: [****] Bank address: [****] USAABA Routing Number: [****] Account Number: [****] Swift Number: [****] Telex Number: [****]* Please identify the invoice numbers being paid.

2.4.2           Final Invoice.  Quest Diagnostics shall complete its invoicing process within ninety (90) days after communication of a database lock. If any samples remain in storage, or if other Services are still to be performed, the parties agree that invoicing shall continue until such samples are removed from Quest Diagnostics’ storage facilities, or relevant Services are completed.

2.4.3           Pricing for Supplies.  Quest Diagnostics will use commercially-reasonable efforts to maintain pricing levels for supplies for the duration of a particular Study; however, if the cost of supplies increases as a result of circumstances beyond Quest Diagnostics’ reasonable control, Quest Diagnostics shall pass the amount of such increase on to inform Client. Quest Diagnostics will notify Client of any such cost change.  If approved by the Client, the Parties will then sign an amendment in support of such change prior to implementation.

2.4.4           Courier Service Cost Increases.  Courier costs are estimates, and are based upon primary city site locations, unless otherwise noted in the bid submitted by Quest Diagnostics regarding the relevant Work Order.  Quest Diagnostics will invoice Client based upon actual costs incurred, which may be increased due to Client’s final clinical investigator site locations and availability of courier(s).  Client acknowledges that courier costs may fluctuate depending upon final location of Client’s clinical investigator sites, and may require a revised budget for the relevant Work Order to reflect Client’s final investigator sites selected. If the costs to Quest Diagnostics for courier services increase at any time during the term of the Study, whether due to (i) an increase in the fees charged by Quest Diagnostics commercial couriers,(ii) an increase in the cost of packaging materials used to ship specimens, (iii) a mandatory change in applicable regulations, or (iv) courier services requested on holidays and weekends, Quest Diagnostics shall have the right to increase the courier fees  by the same extent as the actual increase in the cost of services. Client agrees to pay for actual courier costs incurred.

2.4.5           Taxes.  Client shall pay any sales, use, excise, value-added, goods and services, services, consumption, or other similar tax, if any, imposed by any governmental authority in connection with, or attributable to, Client's receipt of the Services hereunder or in connection with, or attributable to, the issuance of any invoice by Quest Diagnostics to Client for such Services. Quest Diagnostics shall be entitled to invoice Client for any such taxes as may be required by applicable law, and Client shall pay such amounts as invoiced by Quest Diagnostics, unless such amounts are recoverable by Quest Diagnostics under local tax laws or regulations. Client shall not be entitled to deduct any taxes from any payments otherwise due Quest Diagnostics hereunder. In the event that Client is required by applicable law to deduct any taxes from any payments otherwise due Quest Diagnostics hereunder, the price to Client otherwise quoted herein shall be increased to take account of any such taxes so that Quest Diagnostics shall receive the same net amount as if there were not any such taxes.  In the event appropriate gross-up is made for any taxes required by applicable law to be deducted by Client from any payments hereunder, Client agrees to provide Quest Diagnostics promptly, but no later than 30 days after the close of the calendar year, with the applicable government certificate demonstrating the payment of such taxes or, if such government certificate is not available, other evidence of the payment of such taxes by Client to the government.

Clinical Trials Global Master Service Agreement

3.	TERM AND TERMINATION

3.1           Term.  This Agreement shall be effective as of the Effective Date, and shall continue for a period of [****] years unless otherwise terminated as provided herein (the “Term”).  Unless specifically provided otherwise in writing by Quest Diagnostics and Client, the terms of this Agreement shall apply to all Services provided by Quest Diagnostics to Client during the Term.  At the expiration of the Term, other than for termination in accordance with Section 3.2 below, the Agreement shall continue to apply to all Work Orders remaining in effect after the time of expiration of this Agreement, unless otherwise agreed in writing by the Parties.

3.2           Termination.

3.2.1.          For Material Breach.  If either party (the “non-breaching party”) believes the other party (the “breaching party”) is in material breach of any obligations hereunder, the non-breaching party shall have the right to terminate this Agreement or any Work Orders by providing the breaching party with written notice specifying the material breach(es) and indicating clearly its intention to terminate the Agreement or a Work Order thirty (30) days after the breaching party receives such notice.  If the breaching party cures such breach within such thirty (30) day period, the non-breaching party’s notice shall be void.  If the breaching party does not cure such breach within such thirty (30) day period, the Agreement or the relevant Work Order shall terminate at the end of such thirty (30) day period.

3.2.2.          Without Cause.  Client  may terminate this Agreement or any Work Orders by providing the Quest Diagnostics with written notice of termination at least thirty (30) days prior to the effective date of such termination.

3.2.3           Effect of Termination.  Unless otherwise provided specifically in (a) this Agreement, such as in Section 3.1 with regard to continuing Work Orders or (b) a separate written document signed by both parties, upon termination or expiration of this Agreement, the parties shall each be released from their obligations hereunder, and this Agreement shall have no further force or effect; provided, however, that Sections 2, 4, 5, 6, 7, 8, 11.5, 11.6, and 11.9 shall survive termination of this Agreement.

4.           INTELLECTUAL PROPERTY

4.1           Client Ownership of Data; Inventions. All data, test results, studies and other information generated by Quest Diagnostics in performing the Services (the “Data”) shall be the property of the Client. All proprietary, non-public information concerning (a) the study drug and (b) Client’s operations (including basic scientific data, prior clinical or laboratory data, formulation information, and research programs supplied by Client to Quest Diagnostics and not in the public domain) (“Client’s Confidential Information”) shall be considered confidential and shall remain the sole property of Client.  Further, except as otherwise provided in Section 4.2 below, all rights to any discovery or invention conceived (or conceived and reduced to practice) in the direct performance of the work conducted under this Agreement (each, an “Invention”) shall belong to Client.  Quest Diagnostics shall promptly disclose to Client any Invention arising from this Agreement.  Quest Diagnostics agrees to assign to Client, upon written request of Client, the sole and exclusive ownership of any Invention hereunder, subject to payment by Client of all expenses incurred by Quest Diagnostics in connection therewith.  Quest Diagnostics may assist Client in any further protection or perfection of such Invention to the extent reasonably necessary at a fee to be negotiated and agreed upon by the parties and paid by Client to Quest Diagnostics.

Clinical Trials Global Master Service Agreement

4.2           Quest Diagnostics Intellectual Property. Notwithstanding anything in this Agreement to the contrary, Client and Quest Diagnostics agree that Quest Diagnostics possesses certain intellectual property, including but not limited to inventions, know-how, trade secrets, analytical methods, standard operating procedures, computer technical expertise, software and statistical methodologies originated by Quest Diagnostics prior to or during the Term of this Agreement without benefit of Information provided by Client that is the sole property of Quest Diagnostics (“Quest Diagnostics’ Intellectual Property”).  Further, to the extent that Quest Diagnostics makes any improvement or addition to Quest Diagnostics’ Intellectual Property relating solely to central or diagnostic laboratory analyses and services and/or medical diagnostic assays and methods in the course of performing this Agreement or otherwise, such improvement and/or addition to Quest Diagnostics’ Intellectual Property shall be the sole and exclusive property of Quest Diagnostics.  Finally, in the course of working with Quest Diagnostics hereunder, Client may become aware of other, non-public information about Quest Diagnostics and its business that Quest Diagnostics considers confidential, which shall be considered confidential and shall remain the sole property of Quest Diagnostics (such information, together with Quest Diagnostics’ Intellectual Property, is referred to hereinafter as “Quest Diagnostics Confidential Information”).

5.	CONFIDENTIALITY OBLIGATIONS

5.1           Protection and Non-use of Confidential Information. Quest Diagnostics and Client each agree to keep in strict confidence and not to disclose Confidential Information of either Party hereto or their Affiliates or subsidiaries to any third party or use such Confidential Information for any purpose other than for the performance of this Agreement without the prior written consent of the other Party hereto.  Each Party may disclose the other Party’s Confidential Information to its subsidiaries, employees and agents performing any of that Party’s obligations or Services hereunder who have a need to know such Confidential Information and are bound by obligations of confidentiality and non-use equal to or greater than those contained herein.  Each Party agrees to provide the other Party’s Confidential Information with a reasonable level of protection from disclosure (but in no event less than that accorded its own Confidential Information), and to take all reasonable precautions to prevent the unauthorized disclosure to any third party of the Confidential Information that it receives hereunder. The above notwithstanding, the receiving Party’s obligations of confidence and non-use with respect to the Confidential Information disclosed hereunder shall not include:

(a) Information that at the time of disclosure to the receiving Party is in the public domain, or that thereafter becomes part of the public domain through no fault of the receiving Party;

(b) Information that is known to the receiving Party prior to the time of disclosure to the receiving Party, as evidenced by its contemporaneous written records;

(c) Information that has been or is disclosed to the receiving Party in good faith by a third party who was not, or is not, under any obligation to keep the Information confidential;

(d) Information that is independently developed by or on behalf of the receiving Party, without reliance on the Information received hereunder; or

Clinical Trials Global Master Service Agreement

(e) Information that is required to be disclosed by law, provided that the receiving Party gives the disclosing Party prompt notice of such required disclosure.

5.2           Term of Confidentiality. The obligations of confidentiality and non-use set forth herein shall remain in effect for a period of [****] years after the last date on which Confidential Information is disclosed by one Party to the other hereunder, or termination of this Agreement, whichever date occurs last.

6.	INDEMNIFICATION/LIMITATION OF LIABILITY/INSURANCE

                6.1          Indemnification

6.1.1
Indemnification by Quest Diagnostics.  Quest Diagnostics agrees to defend, indemnify and hold Client, and its officers, directors, employees, members, agents, successors and assigns harmless from claims, demands, costs, expenses (including reasonable attorneys’ fees) and liabilities or losses (hereinafter referred to individually as a “Claim” and collectively as “Claims”) that may be asserted against Client arising out of or in connection with: (a) any breach of this Agreement by Quest Diagnostics or (b) the negligence (including acts or omissions) or willfully wrong acts or omissions of Quest Diagnostics, its employees, or agents in connection with this Agreement.  Notwithstanding the foregoing, this indemnification and hold harmless provision shall not apply to the extent that any Claim is (A) based upon any negligent or willfully wrong act or omission of Client, its employees, or agents or (B) compromised because Client has failed to give notice of the existence of any Claim or otherwise failed to comply with the provisions of Section 6.1.3 below.

6.1.2
Indemnification by Client. Client agrees to defend, indemnify and hold Quest Diagnostics, its Affiliates, and its officers, directors, employees, members, agents, successors and assigns harmless from any and all Claims asserted against Quest Diagnostics to the extent that such Claim or Claims directly and solely result from the compound, substance, device, or drug (“Product”) that is under investigation by Client, including without limitation (a) any Study protocols and specifications of the Client relating to tests or testing methods to be used by Quest Diagnostics in connection with the Services, (b) the manufacture, distribution, sale or use in any manner of Client’s Product,  (c) any breach of this agreement by Client, or (d) the negligent or willful misconduct of the Client.  Notwithstanding the foregoing, this indemnification and hold harmless provision shall not apply to the extent that any Claim asserted against Quest Diagnostics is (A) based upon any negligent or willfully wrong act or omission of Quest Diagnostics, its employees, or agents, or (B) compromised because Quest Diagnostics has failed to give notice of the existence of any Claim or otherwise failed to comply with the provisions of Section 6.1.3 below.

6.1.3
Notification.  A Party seeking indemnification (the “Indemnified Party”) agrees to promptly notify the other Party (the “Indemnifying Party”), in writing, of any Claim asserted against the Indemnified Party, and shall promptly deliver to the Indemnifying Party a true copy of any such Claim including, but not limited to, a true copy of any summons or other process, pleading or notice issued in any suit or other proceeding to assert or enforce any such Claim.  The Indemnifying Party shall control the investigation, trial and defense of such Claim (including all negotiations to effect settlement) and any appeal arising therefrom, and shall have full authority to settle all economic aspects of the Claim on behalf of the Indemnified Party.  The Indemnified Party shall have the right to approve all non-economic aspects (if any) of the settlement before it becomes final, such approval to be provided promptly and not to be withheld unreasonably, and shall employ or engage attorneys of its own choice.  By way of example, non-economic aspects of a settlement might include admissions of fault or guilt, or agreement to imposition of an obligation or restriction such as an injunction.  The Indemnified Party may, at its own cost, participate in such investigation, trial and defense of such Claim and any appeal arising therefrom.  The Indemnified Party shall provide full cooperation to the Indemnifying Party at all times until the Claim is resolved completely, including (without limitation) providing the Indemnifying Party with all available information concerning the Claim.

Clinical Trials Global Master Service Agreement

                6.2           Limitation of Liability. NEITHER PARTY HERETO SHALL BE LIABLE TO THE OTHER FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, PUNITIVE OR SPECIAL DAMAGES OF ANY KIND (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS) ARISING OUT OF OR RELATING TO THIS AGREEMENT. THIS LIMITATION OF LIABILITY SHALL NOT APPLY IN RESPECT OF THE PARTIES INDEMNIFICATION OBLIGATIONS REGARDING THIRD-PARTY CLAIMS
                6.3           Insurance. The Client is responsible for maintaining, at its own expense and throughout the term of this Agreement, programs of insurance or self-insurance as it deems appropriate to protect its liabilities and contractual obligations.

Quest Diagnostics shall maintain liability insurance with a reputable and locally licensed risk carrier with a financial rating of A or better by S&P or AM Best, to adequately cover its obligations and liability under this Agreement, and in no event less than the minimum amount of insurance required by applicable law, including for its professional liability / E&O, and shall provide a certificate of insurance showing that such insurance is in place. Notwithstanding anything to the contrary contained herein, Quest Diagnostics may utilize self insurance for all or any portion of the minimum limits of insurance required to be carried.  Coverage for professional liability / E&O should be in an amount of not less than $[****] USD per occurrence. Such coverage shall be in force during the Provision of the Services and for the greater of the expiration of the applicable statute of limitations where the Services under the Agreement are being performed or [****] years after the completion of such Services. Quest Diagnostics undertakes to notify Client of the expiration, termination, non-renewal of the policy or any material adverse condition added mid-term or on renewal. The policy shall contain a cross-liability provision.

However, failure of either Party to have insurance coverage, inability to obtain insurance coverage, or any inadequacy of insurance coverage of such Party shall not relieve such Party of any part of its liabilities under this Agreement.

7.	DISPUTES/CHOICE OF LAW

7.1           Disputes

7.1.1           Choice of Law/Forum Selection. This Agreement shall be construed and enforced in accordance with English Law.  Jurisdiction and venue for litigation of any dispute, controversy or claim arising out of, or in connection with, this Agreement shall be in the English courts.  Each of the parties hereby expressly submits to the personal jurisdiction of the foregoing courts located in England, and waives any objection or defense based on personal jurisdiction or venue that might otherwise be asserted to proceedings in such courts.  Except as specifically provided herein, in any litigation, each party shall bear its own fees and expenses, including attorneys’ fees.

                                7.1.2           Waiver of Jury Trial - Both parties hereby irrevocably waive, to the fullest extent permitted by law, all right to trial by jury in any action, proceeding or counterclaim (whether in contract, statute, tort (including negligence) or otherwise) relating to or arising from this Agreement.

Clinical Trials Global Master Service Agreement

8.	REGULATORY COMPLIANCE

8.1           Compliance with Applicable Laws

8.1.1           General. Each of the Parties represents and warrants to the other Party that it will comply with all laws, rules and regulations applicable to this Agreement ("Applicable Laws"), including, but not limited to, applicable privacy and security regulations and GCP (Good Clinical Practice).  Failure by either Party to comply with any Applicable Laws shall be considered a material breach of this Agreement.

        8.1.2           Data Retention.

a)                Quest Diagnostics will follow all applicable guidelines (including, but not limited to, all applicable Food and Drug Administration (“FDA”) guidelines), laws and regulations with regard to the storage and disposal of clinical trials records.

b)                Records.  All Study-specific paper information used by Quest Diagnostics shall be retained for fifteen (15) years following Study completion.  All such documents in Quest Diagnostics possession after fifteen (15) years shall be subject to a confidential document destruction process.  If Client requests any of these records to be retrieved by Quest Diagnostics, retrieval and shipping charges will be the sole responsibility of Client.

c)                Client-Specific Requirements.  Client will advise Quest Diagnostics in writing of any data retention requirements that exceed the standards described in 8.1.2 (b) above.  Quest Diagnostics will use reasonable efforts to accommodate such requirements for an additional charge.

8.1.3           IATA Dangerous Goods Regulations:

8.1.3.1  Shipment of infectious substances. Client represents and warrants that unless it has specifically informed Quest Diagnostics otherwise on the Central Laboratory Worksheet, no shipments sent by Client shall contain risk group 4 pathogens (Category A pathogens as defined in the IATA Dangerous Goods Regulations). Client acknowledges that under the IATA Dangerous Goods Regulations (i) risk group 4 Category A pathogens should not be transported as Biological substance, category B specimens formerly known as diagnostic specimens and (ii) the shipper, not Quest Diagnostics, is responsible for classifying the shipment properly.

8.1.3.2  Shipment of other Dangerous Goods.  The shipment of other dangerous goods, such as certain chemicals and dry ice, (“Dangerous Goods”) is subject to local, national, and international laws and regulations.  The person placing the Dangerous Goods in the shipping package is responsible for ensuring that the package, when shipped, meets the requirements of all applicable regulations and any local laws (including any training requirements).  Any information provided by Quest Diagnostics in its Central Laboratory Worksheet, Investigator instructions, Investigator meetings, or otherwise, is not intended to be, and should not be considered as, training in the handling of dangerous goods.

Clinical Trials Global Master Service Agreement

9.
AUDIT.  During the term of this Agreement and at reasonable times and upon reasonable advance notice, Client may, at Client’s sole cost and expense and in accordance with applicable security policies and procedures of Quest Diagnostics, visit Quest Diagnostics facilities to conduct quality assurance audits in connection with the work being performed under this Agreement. Third-party auditors will be required to sign Quest Diagnostics’ standard Confidentiality Agreement at the time of their visit to any Quest Diagnostics facility.  Client shall advise Quest Diagnostics in writing, of any special or unusual record keeping needs for a Study and Quest Diagnostics will use reasonable efforts to accommodate Client’s requirements.  Additional charges may apply for any requirements in excess of Quest Diagnostics usual record keeping process.

10.
ASSIGNMENT OF RIGHTS. Except as provided specifically in the Agreement, neither Party may assign this Agreement or any right or interest hereunder without the prior written consent of the other Party.  Any attempted assignment in violation hereof shall be void.  Either Party may assign the Agreement to a successor entity to whom such Party transfers or assigns all or substantially all of its assets or transfers a controlling interest in the Party, or to its parent corporation (if any).  The assigning Party shall provide written notice to the other Party of such assignment. Unless otherwise agreed in writing, the assigning Party shall remain financially liable to the non-assigning Party for any non-performance by the assignee under the Agreement.

11.	MISCELLANEOUS

11.1         Independent Contractor.  Quest Diagnostics is performing the Services as an independent contractor, and not as an employee, agent, partner of, or joint venturer with Client.  Neither Party has any authority to bind or act on behalf of the other except as specifically stated herein.  Furthermore, in the event that Client’s Study is subject to the laws of the United Kingdom of Great Britain and Northern Ireland, Client represents and warrants to Quest Diagnostics that Client will comply with the additional consent requirements listed in Section 1.3 of this Agreement.

11.2         Informed Consent. Unless otherwise specified in this Agreement or an Exhibit, the parties agree that Quest Diagnostics shall not be required to obtain any required patient consents pertaining to its Services performed hereunder, including without limitation testing of DNA or genetic material.  Client and Client’s clinical investigators are responsible for obtaining informed consent for all subjects participating in the Study and for ensuring that the informed consent and Study protocol allow for the performance of all Services to be ordered by Client and its investigators and provided by Quest Diagnostics under this Agreement. Client shall inform Quest Diagnostics promptly if informed consent is withdrawn to ensure that no further Services are performed on specimens covered by such informed consent.

11.3         Entire Agreement.  This Agreement contains the entire understanding between the Parties hereto with respect to the subject matter hereof and supersedes any and all prior agreements, understandings and arrangements between the Parties relating to the subject matter hereof.  No amendment, change, modification or alteration of the terms and conditions hereof shall be binding unless set forth in written form and signed by all the Parties hereto.  To the extent there are any inconsistencies between the terms of this Agreement and those of any Work Orders, the terms of this Agreement shall control unless otherwise specifically stated in the Work Order.

11.4.        Manner of Notice.  All notices permitted under the terms of this Agreement shall be deemed to have been given if delivered personally, or when sent by registered letter or overnight commercial courier to the respective registered addresses of each Party as indicated below:

Clinical Trials Global Master Service Agreement

If to Client: RedHill Biopharma Ltd. 21 Ha’arba’a st. Tel-aviv 64739, Israel Attention: Ori Shilo, VP Finance and Operation	With a copy to: RedHill BioPharma contact specified on work order
If to Quest Diagnostics: Quest Diagnostics Clinical Trials 1201 South Collegeville Road Collegeville, PA 19426 Attention: Contract Analyst	With a copy to: Quest Diagnostics Incorporated 3 Giralda Farms Madison, NJ 07940 Attention: Legal Department, Clinical Trials

11.5         Publication.  Neither Party will make any press release or other public disclosure regarding this Agreement or the transactions contemplated hereby without the other Party's express prior written consent (which shall not be unreasonably withheld, conditioned or delayed except as provided in this Section). The Party that wishes to make the press release or public disclosure shall provide a draft of the publication to the other Party at least fifteen (15) days before the intended date of publication, during which time the other Party will review and comment on the draft publication and request any changes that relate to the reviewing Party's information and the Party making the publication will make such changes.  Notwithstanding the above, if the publication is required under applicable law or stock exchange requirement or by any governmental agency or regulatory authority, then the Party required to make the press release or public disclosure shall provide the draft publication at least three (3) business days before the intended date of publication, during which time the other Party will review and comment on the draft publication as to the form, nature, and extent of the press release or public disclosure and request any changes that relate to the reviewing Party's information and the Party making the publication will make such changes prior to issuing the press release or making the public disclosure.

11.6         No Waiver. The failure of either Party to exercise or enforce any right conferred upon it hereunder shall not be a waiver of any such right and shall not prevent the exercise or performance thereof at any time or times thereafter; nor shall a waiver of any right hereunder at any given time, including rights to any payments, be deemed a waiver thereof for any other time.

11.7         Force Majeure.  No Party to this Agreement shall be liable for failure to perform any duty or obligation that such Party may have under this Agreement where such failure has been occasioned by any act of God, fire, strike, inevitable accident, war or any cause outside the reasonable control of the Party who had the duty to perform; provided, however, that the non-performing Party shall give prompt notice to the other Party of the reason for its non-performance and its reasonable best estimate of when performance would begin again.  The non-performing Party shall promptly begin to perform again after the intervening event has concluded.

11.8         Severability.  If any provision of this Agreement is held to be illegal, invalid, or unenforceable by a court of competent jurisdiction, the Parties shall, if possible, agree on a legal, valid and enforceable substitute provision which is as similar in effect to the deleted provision as possible.  The remaining portion of this Agreement not declared illegal, invalid or unenforceable shall, in any event, remain valid and effective for the term remaining unless the provision found illegal, invalid or unenforceable goes to the essence of this Agreement.

11.9         Debarment. Quest Diagnostics certifies that no person employed or engaged by Quest Diagnostics to perform any Services has been debarred under Section 306 of the United States Federal Food, Drug, and Cosmetic Act. To the extent that Quest Diagnostics becomes debarred or receives notice that any debarment proceedings have been initiated, Quest Diagnostics shall provide Client with written notice thereof.

11.10        Export Control.  It is understood and agreed by the parties that Quest Diagnostics shall not provide Services or support to any entity or individual located in any of the countries identified in the then-current (a) list of countries subject to embargo as identified by the Department of Commerce’s Bureau of Industry and Security pursuant to the federal Export Administration Regulations and/or (b) list of sanction programs of the Treasury Department’s Office of Foreign Assets Control pursuant to 31 CFR Parts 500 et seq. (the “Prohibited Countries”). Furthermore, Client represents, covenants and warrants that neither Client nor its participating investigators shall submit specimens or samples pursuant to this Agreement for Services or support by Quest Diagnostics that originate from any of the Prohibited Countries.  In the event that Quest Diagnostics detects or becomes aware that Client or Client's investigators submitted a specimen/sample from any of the Prohibited Countries to Quest Diagnostics or if it is discovered that Client or any of Client's investigators are located in one of the Prohibited Countries, Quest Diagnostics shall have the right to immediately terminate this Agreement.

Clinical Trials Global Master Service Agreement

IN WITNESS WHEREOF, Client and Quest Diagnostics have duly executed this Agreement on the first day above written.

REDHILL BIOPHARMA LIMITED	QUEST DIAGNOSTICS CLINICAL LABORATORIES, INC.

/s/	/s/ Christopher Fikry
Signature	Signature

Name printed	Christopher Fikry, M.D.

Title:	Vice President, Clinical Trials

Date:	Date:

Clinical Trials Global Master Service Agreement

EXHIBIT A

MASTER AGREEMENT WORK ORDER (example)
 PROTOCOL #

RedHill Biopharma Limited
21 Ha’arba’a St.
Tel-Aviv  Israel  64739

Protocol Name:

1)             Contact information:
RedHill Biopharma Contact:
Quest Diagnostics Project Manager:

2)	Work Order Term:	Effective Date:	End Date:
The term of this work order may be extended an amendment signed by both parties.

3)	The Estimated Central Laboratory Budget dated is attached as Attachment #1 and is incorporated herein by reference.

The estimated Study Value is

4)	Affiliates and Subcontractors: In accordance with the Agreement, the following Quest Diagnostics affiliates and subcontractors shall be utilized for services hereunder:

Affiliate/Subcontractor Name	Service Provided

5)	Invoices:

Electronic Invoices shall be sent to:	E-mail address:
Attention:
Phone number:

6)
Fee Increases.   Fees for testing performed at a Quest Diagnostics laboratory shall not increase for the term of this work order.   After the conclusion of such term, Quest Diagnostics may increase fees for its Services provided hereunder and annually thereafter to offset any increased costs of operations by providing thirty (30) days written notice to Client.  Any such increase shall not exceed the annual inflation rate during the previous twelve-month period ending on the last day of the month immediately preceding the effective date of the increase, as measured (i) i[****], by the increase in the Retail Price Index for the [****], and (ii) in the United States, by the increase in the Consumer Price Index for All Urban Consumers (CPI-U): U. S. City Average, Medical care.

Clinical Trials Global Master Service Agreement

The fees and services quoted in this Work Order and its attachments and all other terms and conditions for the performance of services for this clinical protocol shall be in accordance with the Clinical Trials Global Master Services Agreement (effective XEFFECTIVE DATE) between Quest Diagnostics Clinical Laboratories, Inc. (Quest Diagnostics) and RedHill Biopharma Limited (CLIENT).

REDHILL BIOPHARMA LIMITED	QUEST DIAGNOSTICS CLINICAL LABORATORIES, INC.

/s/	/s/ Christopher Fikry
Signature	Christopher Fikry
Vice President Clinical Trials
Name printed

Title:

Date:	Date:

Clinical Trials Global Master Service Agreement

Attachment #1
Estimated Central Laboratory Budget
Proposal Version X Dated XX
(xx pages incorporated herein)

Clinical Trials Global Master Service Agreement

Attachment #2
Global Central Laboratory Worksheet Version X Dated XDATE

[CHOOSE ONE at the time the Work Order is drafted]

The Global Central Laboratory Worksheet describes the nature, scope and timelines for Services being specifically performed for a Study.  The Global Central Laboratory Worksheet is attached hereto and incorporated into this Work Order by reference.

Changes to the Global Central Laboratory Worksheet will be made independent to the contracting process, except in those instances where changes to the Global Central Laboratory Worksheet affect the Central Laboratory Budget and/or timelines of Services.  In those instances an amendment will be executed between the Parties identifying the changes in the Central Laboratory Budget and/or timelines.

Or

The Global Central Laboratory Worksheet (“CLW”) is not attached to this Work Order. Quest Diagnostics will prepare and obtain Client’s approval of this document.  Upon Client’s signature of the CLW, it will become a part of this Work Order.

Clinical Trials Global Master Service Agreement